Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 10, 2010, except Note 12 to the consolidated financial statements and the net loss per share information included in Note 2 and the consolidated statements of operations, as to which the date is August 23, 2011, and except for the effects of the stock split discussed in Note 14, as to which the date is February 6, 2012, relating to the consolidated statements of operations, of redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss and of cash flows, which appears in the Prospectus filed on February 17, 2012 pursuant to Rule 424(b)(4) under the Securities Act of 1933, relating to Brightcove Inc.’s Registration Statement (No. 333-176444) on Form S-1.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

August 14, 2012